Item 77D Policies with respect to security investments

(e) On November 27, 2006, each of the non-money market fund series of Munder Series Trust (other than the Tax-Free Short & Intermediate Bond Fund) began investing cash primarily in the Institutional Money Market Fund, a money market fund series of Munder Series Trust.